

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 14, 2017

<u>Via E-Mail</u>
Thomas D. Davis
Chairman of the Board, President and Chief Executive Officer
Viskase Companies, Inc.
333 East Butterfield Road, Suite 400
Lombard, Illinois 60148

> **Re:** **Viskase Companies, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 3, 2017**
> **File No. 024-10744**

Dear Mr. Davis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2017 letter.

<u>Liquidity and Capital Resources, page 49</u>

1. We note your response to comment 3 in our letter dated October 18, 2017. Please tell us and further expand your disclosures to clarify what is meant by your statement that "Our inventory needs and trade receivable needs have increased in recent years due to the needs of emerging markets in our foreign operations." In providing your response, please elaborate on whether there may be certain customary practices or trends in such markets that may be impacting your accounts receivable and inventory balances thereby impacting your operating cash flows. For example, to the extent such markets may have necessitated the need for longer collection times on your accounts receivable, please indicate as such and the reasons behind such practice and clarify what your typical credit terms are. For your inventory, to the extent there may have been an underlying factor that caused an inventory build-up; your disclosures should highlight such reasons.

Part III Exhibits

Index to Exhibits

2. We note that the Fourth section of your Amended and Restated Certificate of Incorporation filed as Exhibit 2.1 states that the total number of shares of common stock that you have the authority to issue is 50,000,000 shares but disclosure on page 34 indicates that your authorized capital consists of 100,000,000 shares of common stock. Please reconcile.

You may contact Ameen Hamady, Staff Accountant at (202) 551-3891 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Thomas A. Monson, Esq.